REV Holdings LLC
35 East 62 Street
New York, New York 10021

November 2, 2005

Mr. John Cash
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 7010
Washington, DC 20549-7010

Re:	REV Holdings LLC (the "Company") Form 10-K for the year ended December 31, 2004 (the "Form 10-K") Filed March 31, 2005 File No. 333-23451

Dear Mr. Cash:

Set forth below is the Company's response to the comment raised by the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") in your letter dated October 26, 2005 (the "Comment Letter"). For the convenience of the Staff, the comment in the Comment Letter is reprinted in bold and italics and is followed by the corresponding response of the Company.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Financial Statements for the Year Ended December 31, 2004

Note 1 – Significant Accounting Policies – Principals of Consolidation and Basis of Presentation, Page F-7

1.	We read that you have consolidated Revlon, Inc. in your financial statements based upon your approximately 51% ownership of the voting power of Revlon, Inc.'s common stock. We also note that you own approximately 14% of the total shares of Revlon, Inc.'s common stock. Please tell us, and revise your consolidation policy in future filings to clarify, why you have not reflected the minority owners' interests in Revlon, Inc. within your financial statements. We assume this is due to the deficit position of the minority interest.

Mr. John Cash

We confirm your assumption that we have not reflected the minority owners' interest in our subsidiary (Revlon, Inc.) in our consolidated financial statements because of the subsidiary's stockholders' deficiency. Our accounting treatment is based upon the guidance in ARB 51, "Consolidated Financial Statements". Paragraph 15 of ARB 51 states, in part, that when the losses applicable to the minority interest in a subsidiary exceed the minority interest in the equity capital of the subsidiary, such excess and any further losses applicable to the minority interest should be charged against the majority interest, as there is no obligation of the minority interest to make good such losses. In future filings, we will revise our consolidation policy to clarify this accounting treatment.

The Company hereby acknowledges that:

(a) the Company is responsible for the adequacy and accuracy of the disclosure it its filing;

(b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filing; and

(c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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Mr. John Cash

If you have any questions regarding the response to the comment of the Staff, or require additional information, please contact the undersigned at (212) 572-8600.

Very truly yours, /s/ Todd J. Slotkin Todd J. Slotkin